UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60161/June 23, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13471

In the Matter of :	
:	ORDER MAKING FINDINGS AND
FCF, INC., :	REVOKING REGISTRATIONS BY
FI LIQUIDATING CO., INC., :	DEFAULT AS TO THREE
FIELDS AIRCRAFT SPARES, INC., and :	RESPONDENTS
FIRST DYNASTY MINES, LTD. :	
(N/K/A STERLITE GOLD LTD.) :	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on May 14, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by May 26, 2009, in a manner permitted by Rule 141 of the Commission's Rules of Practice. Respondent First Dynasty Mines, Ltd. (n/k/a Sterlite Gold Ltd.), submitted a settlement offer that the Commission accepted on June 3, 2009. The time for filing Answers has expired as to the other three Respondents and no Answers have been received.

By Order dated June 8, 2009, I required the three non-answering Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. The time for replying to the Order to Show Cause has expired and no replies have been received. Accordingly, these three Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As permitted by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true.

FCF, Inc. (FCF) (CIK No. 1127575), is a permanently revoked Nevada corporation located in Costa Mesa, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FCF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $26,784 for the prior twelve months.

FI Liquidating Co., Inc. (FI) (CIK No. 820095), is a dissolved Delaware corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1996. As of May 11, 2009, the company's stock (symbol FLQD) was traded on the over-the-counter markets.

Fields Aircraft Spares, Inc. (Fields) (CIK No. 1002911), is an expired Utah corporation located in Simi Valley, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Fields is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 2, 1999, which reported a net loss of over $1.14 million for the prior three months. On November 9, 1999, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, and a reorganization plan was confirmed on November 8, 2001. As of May 11, 2009, the company's stock (symbol FASIQ) was traded on the over-the-counter markets.

As discussed in more detail above, these three Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, these three Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of Respondents FCF, Inc., FI Liquidating Co., Inc., and Fields Aircraft Spares, Inc., are revoked.

_____
James T. Kelly
Administrative Law Judge